UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Teletouch Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87951V 10 7
(CUSIP Number)

Robert M. McMurrey
5718 Airport Freeway
Fort Worth, TX 76117
Telephone: (800) 232-3888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87951V 10 7	13D	Page 2 of 28 Pages

1		Names of Reporting Persons Robert M. McMurrey
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds PF
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Reporting Person With	7	Sole Voting Power 1,918,494
	8	Shared Voting Power 4,850,999
	9	Sole Dispositive Power 1,918,494
	10	Shared Dispositive Power 29,850,999
11		Aggregate Amount Beneficially Owned by Each Reporting Person 31,769,493
12		Check if Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 62.8%
14		Type of Reporting Person IN

CUSIP No. 87951V 10 7	13D	Page 3 of 28 Pages

1		Names of Reporting Persons TLL Partners, L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds AF, WC
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 28,650,999
	9	Sole Dispositive Power
	10	Shared Dispositive Power 28,650,999
11		Aggregate Amount Beneficially Owned by Each Reporting Person 28,650,999
12		Check if Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 58.8%
14		Type of Reporting Person OO

CUSIP No. 87951V 10 7	13D	Page 4 of 28 Pages

1		Names of Reporting Persons Progressive Concepts Communications, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds AF, WC
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 3,650,999
	9	Sole Dispositive Power
	10	Shared Dispositive Power 28,650,999
11		Aggregate Amount Beneficially Owned by Each Reporting Person 28,650,999
12		Check if Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 58.8%
14		Type of Reporting Person CO

CUSIP No. 87951V 10 7	13D	Page 5 of 28 Pages

1		Names of Reporting Persons Rainbow Resources, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds WC
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,200,000
	9	Sole Dispositive Power
	10	Shared Dispositive Power 1,200,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000
12		Check if Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 2.5%
14		Type of Reporting Person CO

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Third Amendment”) amends the Schedule 13D originally filed on September 4, 2001, as amended by Amendment No. 1 filed on May 30, 2002, and Amendment No. 2 filed on June 21, 2002 (collectively with this Third Amendment, the “Schedule 13D”).

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is amended to read in its entirety as follows:

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Teletouch Communications, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 5718 Airport Freeway, Fort Worth, Texas 76117.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended to read in its entirety as follows:

This Third Amendment is filed jointly by the following persons (collectively, the “Reporting Persons”):

(1) Robert M. McMurrey is a natural person and a citizen of the United States of America. The business address of Mr. McMurrey is 5718 Airport Freeway, Fort Worth, Texas 76117. Mr. McMurrey’s principal employment is serving as the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. McMurrey is also an investor whose personal investments are made primarily through TLL Partners, L.L.C. and Rainbow Resources, Inc., more information about each of which is set forth below.

(2) TLL Partners, L.L.C. (“TLL Partners”) is a single member limited liability company organized under the laws of the State of Delaware. The principal business of TLL Partners is its investment in the Common Stock of the Issuer. The address of the principal business and principal office of TLL Partners is 5718 Airport Freeway, Fort Worth, Texas 76117. The limited liability company agreement of TLL Partners provides that it shall be managed by one manager and designates Mr. McMurrey as that manager. Mr. McMurrey is the sole manager of TLL Partners.

(3) Progressive Concepts Communications, Inc. (“PCCI”) is a corporation organized under the laws of the State of Delaware and the sole member of TLL Partners. The principal business of PCCI is its ownership of all the issued and outstanding common membership interests of TLL Partners. The address of the principal business and principal office of PCCI is 5718 Airport Freeway, Fort Worth, Texas 76117. Mr. McMurrey is the sole executive officer of, the sole director of, and the sole person controlling PCCI.

(4) Rainbow Resources, Inc. (“Rainbow Resources”) is a corporation organized under the laws of the State of Texas. The principal business of Rainbow Resources is its ownership and operation of oil and gas properties and its investment in the Common Stock of the Issuer. The address of the principal business and principal office of Rainbow Resources is 5718 Airport Freeway, Fort Worth, Texas 76117. Mr. McMurrey is the sole executive officer of, the sole director of, and the sole person controlling Rainbow Resources.

None of Mr. McMurrey, TLL Partners, PCCI, or Rainbow Resources during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following:

Background of the Current August 2011 Transactions

Original PCI Loan Agreement

On or about April 15, 2004, Fortress Credit Corp., a Delaware corporation (“Fortress”), purchased the obligations of Progressive Concepts, Inc., a Texas corporation (“PCI”), to Coast Business Credit, a division of Southern Pacific Bank (“CBC”), pursuant to that certain Loan and Security Agreement, dated as of April 30, 2001 (as amended, the “Original PCI Loan Agreement”), together with the related collateral security for the obligations of PCI.

Original TLLP Loan Agreement

In connection with the purchase of the debt of PCI to CBC under the Original PCI Loan Agreement, (i) PCI and Fortress entered in to an Amended and Restated Loan and Security Agreement, dated as of April 15, 2004, as amended by the Second Amended and Restated Loan Agreement, dated as of January 6, 2005, among TLL Partners, Fortress, as lender and agent, and Drawbridge Special Opportunities Fund LP, as lender, as further amended (the “Original TLLP Loan Agreement”), and related promissory notes and collateral security documents.

Conversion of Series C Convertible Preferred Stock

In November 2005, TLL Partners converted all of its of Series C Convertible Preferred Stock of the Issuer into 44,000,000 shares of the Common Stock of the Issuer, which represented approximately 80% of the Common Stock of the Issuer outstanding at that time.

TLLP Loan Agreement and Related August 2006 Debt Restructuring

In 2006, TLL Partners and PCCI proposed a transaction whereby PCCI’s equity in PCI would be contributed to TLL Partners, and subsequently contributed by TLL Partners to the Issuer, and thereby making certain assets of the Issuer available for use by PCI in order to assist PCI with respect to its future business operations (the “Debt Restructuring”). In connection with the Debt Restructuring, PCI proposed to make a $10,000,000 payment to Fortress on its outstanding obligations under the Original TLLP Loan Agreement, and requested that Fortress permit TLL Partners to assume the balance of PCI’s obligations under the Original TLLP Loan Agreement, and grant PCI a conditional release from its obligations and a conditional release of liens on its properties, and the termination of various collateral security documents.

Fortress agreed to PCI’s request for the Debt Restructuring, and a new Loan Agreement made as of August 11, 2006, between TLL Partners, as borrower, and Fortress, as agent for the lenders and as a lender, was entered by the parties. That Loan Agreement, as amended and currently in effect, is referred to in this Schedule 13D as the “TLLP Loan Agreement,” and the TLLP Loan Agreement and any and all agreements, contracts, promissory notes, security agreements, assignments, subordination agreements, pledge or hypothecation agreements, mortgages, deeds of trust, leases, guaranties, instruments, letters of credit, letter of credit agreements and documents, among the agent, the lenders and TLL Partners, or among the agent, the lenders and the Issuer, PCCI and PCI, executed or delivered pursuant to the TLLP Loan Agreement from time to time following the date of the TLLP Loan Agreement are referred to in this Schedule 13D collectively as the “TLLP Loan Documents.”

The promissory note evidencing the obligations of TLL Partners under the TLLP Loan Agreement was in the original principal amount of $8,691,605.43. The obligations of TLL Partners under the TLLP Loan Agreement were secured by all the shares of the Common Stock of the Issuer owned by TLL Partners. Under the terms of the TLLP Loan Agreement, the debt was to be repaid by TLL Partners in full within 12 months or Fortress would have the right to foreclose and exchange the outstanding principal and accrued interest of the outstanding debt into shares of the Issuer’s Common Stock owned by TLL Partners.

On May 16, 2008, the TLLP Loan Agreement was amended to add, among other affirmative covenants, an affirmative covenant that any proceeds from the sale of the Issuer’s Common Stock owned by TLL Partners (net of direct expenses of such sale and the actual taxes payable in connection therewith (after taking account of all deductions, net operating and other losses and credits available to TLL Partners) and an aggregate amount not to exceed $50,000.00 from the proceeds of sale of the Issuer’s Common Stock for TLL Partners’ auditing and other general corporate expenses) must be immediately paid by TLL Partners to Fortress and applied to TLL Partners’ obligations under the TLLP Loan Agreement.

In addition, TLL Partners agreed that, until all the obligations under the TLLP Loan Documents (the “Obligations”) had been indefeasibly paid in full in cash and there existed no commitment by the lenders which could give rise to any Obligation, it would not, without the prior written consent of Fortress in its sole and absolute discretion:

•
create, incur, assume or permit to exist, any indebtedness except: (A) the Obligations and (B) indebtedness which is consented to by Fortress in writing in advance, in the sole and absolute discretion of Fortress;

•
create, incur, assume or permit to exist, any lien upon any of TLL Partners’ properties or assets, or upon any of its equity capital or any other equitable or beneficial interest of any kind in TLL Partners whether now owned or hereafter acquired, in whole or in part, directly or beneficially, by or for the benefit of TLL Partners, and whether now existing or hereafter coming into existence, or any other negative pledged interest;

•	except for the PCI Contribution (defined below), enter into or be a party to any merger, consolidation, reorganization or exchange of stock or assets;

•
sell, assign, transfer, convey or lease any of its properties or assets (except in the ordinary course of its business consistent with past practice), or any interest in all or any substantial part of its property, or any of its equity capital or any other equitable or beneficial interest of any kind in or to TLL Partners, whether now owned or hereafter acquired, in whole or in part, directly or beneficially, by or for the benefit of TLL Partners, or purchase or otherwise acquire all or substantially all of the assets of any other person or any shares of stock of, or similar interest in, any other person; provided however, that TLL Partners could make sales of assets not in the ordinary course of business consistent with past practice in an amount not to exceed an amount determined under the TLLP Loan Agreement; and, provided further, that TLL Partners could make otherwise prohibited sales if, simultaneously with the closing of such sales, the Obligations were indefeasibly paid in full in cash;

•
make any capital contribution to any other person or purchase or acquire a beneficial interest in any stock, securities or evidences of indebtedness of, or make any other investment or acquire any interest in, any other person; provided, however, that the purchase of short-term investment securities for cash management purposes that are characterized as “cash” or “cash equivalents” under generally accepted accounting principles are deemed not to be a violation of this negative covenant;

•	change the fiscal year end of TLL Partners from May 31;

•	organize or cause to exist any direct subsidiaries without the prior written consent of Fortress in its sole and absolute discretion;

•	change the name of TLL Partners or its jurisdiction of organization;

•	use any trade name, other than those trade names disclosed to Fortress prior to the closing date, other than the true corporate name of TLL Partners;

•
engage, directly or indirectly, in any nonexempt prohibited transaction (as defined in Section 4975 of the Internal Revenue Code; incur any “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived; or terminate any pension plan in a manner which could result in the imposition of a lien on the property of TLL Partners pursuant to Section 4068 of ERISA;

•
loan or make advances to any other person, or guarantee, endorse or otherwise be or become liable or contingently liable in connection with the obligations or indebtedness of any other person, directly or indirectly, except: (i) as an endorser of negotiable instruments for the payment of money deposited to TLL Partners’ bank account for collection in the ordinary course of TLL Partners’ business consistent with past practice; (ii) trade credit extended in the ordinary course of TLL Partners’ business consistent with past practice; (iii) the posting of letters of credit, collateralized by cash, issued in the ordinary course of business consistent with past practice and in an aggregate amount outstanding at any time not to exceed $2 million; (iv) advances made in the usual course of TLL Partners’ business to officers and employees of TLL Partners for travel and other out-of-pocket expenses incurred by them on its behalf in connection with such business; or (v) advances made from TLL Partners to fund PCCI’s ordinary course of operations as presently constituted; not to exceed $30,000 in any fiscal year;

•
sell, assign, transfer, convey, lease, dispose of, grant a security interest or pledge, authorize or issue, or obligate itself to issue, any other equity security, including options, warrants, or any other equity or debt security convertible into or exercisable for any equity security, or enter into a swap or other exchange, or any derivative transaction relating to, any shares of its equity capital under its organizational documents or any ownership or other beneficial interest therein;

•	purchase, redeem or exchange any equity securities or set aside funds for any such purposes; or

•	pay or set aside funds for the purpose of any distribution to its equity holders.

The May 16, 2008 amendment also added the following events of default related to the Issuer:

•
The Issuer shall fail or become unable to maintain compliance, in all material respects, with the following listing provisions of the American Stock Exchange (“AMEX”) Company Guide (all section references set forth herein are to the AMEX Company Guide sections): Certain Relationships and Transactions (Section 120), Section 713 (as if all shares issued were to be listed) and all of Part 8 (Corporate Governance Requirements) of the AMEX Company Guide, including but not limited to Composition of the Board of Directors (Section 802), Director Independence and the Audit Committee Composition (Section 803), Board Nominations (Section 804), Executive Compensation (Section 805), Stock Option Plan Approvals (Section 806) and Code of Conduct and Ethics (Section 807) but excluding the provisions of Foreign Companies (Section 808) which by their terms are applicable only to foreign issuers, all of which shall be deemed applicable notwithstanding 801(a), irrespective whether the Issuer’s securities are listed or approved for listing on the AMEX; provided however that the Issuer shall be entitled to the opportunity to cure any event of non-compliance with the foregoing AMEX listing requirement(s) within the cure period(s) if any specified in the AMEX Company Guide with respect to each such continued listing requirement, and provided further that such cure period shall not apply to any affirmative action by the Issuer which would constitute non-compliance with the aforesaid AMEX listing requirements; or

•
The Issuer sends a notice and proxy, or otherwise requests, solicits, or obtains a vote of its shareholders, with respect to any of the matters described in Sections 712 and 713 of the AMEX Company Guide.

On February 11, 2011, the TLLP Loan Agreement was amended to provide, among other things, that the Obligations under the TLLP Loan Documents would be deemed to have been satisfied in full, and each of the TLLP Loan Documents would be terminated in accordance with their terms, upon the satisfaction of each of the following requirements:

•	TLL Partners must have made all required payments under the TLLP Loan Agreement as required by the TLLP Loan Agreement;

•	TLL Partner must have paid to the agent for the account of the lenders, in cash, the final cash repayment on or before the maturity date;

•
TLL Partners must have made one or more transfers of the Issuer’s Common Stock to the agent for distribution to the lenders in the aggregate totaling 2,000,000 shares of the Issuer’s Common Stock, together with such undated instruments of transfer duly executed in blank and any other documentation as may be requested by the agent to evidence the transfer of the 2,000,000 shares to the agent for the benefit of the lenders or their designees (the “Share Repayment”), on or before the maturity date as consideration payable to the lenders in respect of the Obligations under the TLLP Loan Agreement; and

•
TLL Partners must have cause to be paid to agent all amounts required to pay actual, out of pocket accrued and unpaid costs and expenses incurred in connection with the TLLP Loan Documents by the lenders and the agent (including costs and expenses of counsel to the lenders and agent).

On April 19, 2011, the TLLP Loan Agreement was amended to delete the two events of default related to the Issuer added by the May 16, 2008, amendment set forth above.

As described under the caption “The August 2011 Transactions-Pay Off of All Obligations Under the TLLP Loan Agreement” below, all Obligations under the TLLP Loan Agreement and the TLLP Loan Documents were paid in full on August 18, 2011.

The PCI Contribution

On August 11, 2006, as part of the Debt Restructuring, the Issuer became the owner of all of the issued and outstanding equity securities of PCI by virtue of the contribution of 100% of the issued and outstanding equity securities of PCI to the Issuer by TLL Partners without the payment of any consideration by the Issuer (the “PCI Contribution”).

As a result of the Debt Restructuring, PCI was released from all of its institutional debt (other than the amounts owed under a new accounts receivable factoring facility), and all of its assets (except for the accounts receivable that are pledged in support of the new accounts receivable factoring facility) were released from all related liens. The assets of PCI, however, remained subject to a lien in favor of Fortress that would be reinstated in the event of any default or violation of any the negative covenants described below by the Issuer or PCI under their the Transaction Party Agreement between the Issuer, PCI and Fortress more fully described below.

Ancillary Agreements

In connection with the Debt Restructuring, several ancillary agreements were entered, which are summarized below.

Stock Contribution Agreement. The Issuer and TLL Partners entered into a Stock Contribution Agreement (the “Contribution Agreement”). Under the terms and provisions of the Contribution Agreement, TLL Partners contributed and the Issuer accepted all of the outstanding equity securities of PCI. Upon the closing of the Contribution Agreement, PCI became a wholly owned subsidiary of the Issuer.

Transaction Party Agreement. The Issuer and PCI entered into a Transaction Party Agreement with Fortress (the “Transaction Party Agreement”), which was subsequently terminated (see the discussion under the caption Waiver, Release and Termination Agreement below). Pursuant to the Transaction Party Agreement, Fortress released PCI and its assets from any indebtedness and liens relating to existing debt owed by PCI and its parent, PCCI, to Fortress and agreed to look solely to TLL Partners for the repayment of its debt. TLL Partners granted a security interest on all the assets of TLL Partners, including all the shares of the Issuer’s Common Stock owned by TLL Partners. In connection with the Debt Restructuring, Fortress sought assurances from PCI and PCI’s future parent, the Issuer, that those entities would not take actions which, in Fortress’ view, had the propensity of reducing the value of Fortress’ security. Those assurances took the legal form of the Transaction Party Agreement. The Transaction Party Agreement included the negative covenants (the “Negative Covenants”) discussed below as well as provisions that in the event of a breach by PCI or the Issuer of any of the Negative Covenants, the claims and liens of the lenders and Fortress against PCI under the TLLP Loan Agreement would be deemed to have been reinstated to the fullest extent available under law (the “spring-back provisions”). PCI and the Issuer each agreed that, until all Obligations had been indefeasibly paid in full in cash and there existed no commitment by the lenders which could give rise to any Obligation, each of them would not, without the prior written consent of Fortress in its sole discretion, and the Issuer would not permit PCI to:

•
incur or assume any indebtedness except for certain permitted debt, debt consented to by Fortress in writing in advance in its sole and absolute discretion, and debt relating to advances from either of PCI to the Issuer or the Issuer to PCI;

•	incur or assume any liens on their properties or assets other than certain permitted liens and existing liens;

•
enter into or be a party to any merger, consolidation, reorganization or exchange of stock or assets or sale of assets (expect for certain enumerated transactions, including, but not limited to, the pending sale of the Issuer’s paging assets, the PCI Contribution, and the Debt Restructuring);

•
except for certain enumerated transactions, sell, assign, transfer, convey or lease any of its properties or assets or those of its subsidiaries (except in the ordinary course of its business consistent with past practice), or any interest in all or any substantial part of its property or that of its subsidiaries, or any of its equity capital or that of its subsidiaries or any other equitable or beneficial interest of any kind of it or any of its subsidiaries, whether now owned or hereafter acquired by it or any of its subsidiaries, in whole or in part, directly or beneficially, or purchase or otherwise acquire all or substantially all of the assets of any other entity or any shares of stock of, or similar interest in, any other person; provided, however, that certain designated entities may effect sales of assets not in the ordinary course of business in an amount not to exceed in the aggregate $2,000,000;

•
make any capital contribution or acquire a beneficial interest in any stock or securities; provided, however, that the purchase of short-term investment securities for cash management purposes that are characterized as “cash” or “cash equivalents” under generally accepted accounting principles were deemed not to be a violation of this negative covenant;

•	organize any subsidiaries without Fortress’ prior written consent in its sole and absolute discretion (unless such subsidiaries agreed to be bound by the Negative Covenants);

•
loan, make advances, guarantee or become liable in connection with the obligations or indebtedness, except: (a) as an endorser of negotiable instruments for the payment of money deposited to its bank account for collection in the ordinary course of its business consistent with past practice; (b) trade credit extended in the ordinary course of its business consistent with past practice; (c) the posting of letters of credit, collateralized by cash, issued in the ordinary course of business consistent with past practice and in an aggregate amount outstanding at any time not to exceed $2 million; (d) advances made in the usual course of its business to its officers and employees for travel and other out-of-pocket expenses incurred by them on its behalf in connection with such business; or (e) advances made to PCI by the Issuer or by the Issuer to PCI to fund such entity’s ordinary course operations as presently constituted;

•
sell, assign or transfer a security interest or pledge any other equity security, including options, warrants, or any other equity or debt security convertible into or exercisable for any equity security; provided, however, that (a) the Issuer could sell up to 20% of its capital stock for cash in an arm’s-length transaction if, in connection and simultaneously with such sale, an equal number of shares of Common Stock of the Issuer owned by TLL Partners are sold to a third party (unless such sale does not occur solely because of the refusal of TLL Partners or Fortress to accept a bona fide offer for such sale), and such third party was neither related to nor an affiliate of the Issuer or PCI, at a price equal to the amount paid to the Issuer, and the proceeds of the shares sold by TLL Partners, net of direct expenses of such sale and the actual taxes payable in connection therewith, were paid to Fortress; and (b) the Issuer could grant employee stock options, restricted stock or stock appreciation rights pursuant to the terms of the plan now in effect and disclosed to Fortress, and permit the exercise of any stock options heretofore or hereinafter so issued;

•
purchase, redeem or exchange any equity securities or set aside funds for any such purposes; provided, however, that the Issuer was not precluded from taking any action required under the terms of its existing securities and obligations;

•	pay or set aside funds for the purpose of any distribution to its equity holders; or

•
modify the compensation payable to executives unless and until the modified compensation (i) was approved by the Compensation Committee of the Issuer’s Board of Directors, consisting of “independent” directors in accordance with the American Stock Exchange listing requirements, and (ii) was in accordance with the recommendations of independent compensation consultants engaged by such committee as reflective of market standards applicable to executives in comparable positions.

Waiver, Release and Termination Agreement. As described above, any default under the Transaction Party Agreement would have triggered the spring-back provisions of the Transaction Party Agreement that would have allowed Fortress to reinstate all of the liens and security interests previously granted by PCI to Fortress. The Issuer and PCI negotiated the termination of the Transaction Party Agreement for a $2.0 million payment to Fortress. Accordingly, the Issuer, PCI and Fortress executed a Waiver, Release and Termination Agreement (the “TPA Termination Agreement”) dated as of May 16, 2008, which, among other things, (i) irrevocably terminated the Transaction Party Agreement, including the spring-back provisions, (ii) waived any event of default or breach by PCI or the Issuer under the Transaction Party Agreement, and (iii) permanently eliminated the consent rights conveyed to Fortress relating to transactions at the Issuer or PCI. The Transaction Party Agreement did not contain any early termination penalties. The TPA Termination Agreement contained mutual releases and other provisions customary for agreements of this nature.

Debt Exchange and Loan Document Termination Agreement. On August 11, 2006, in connection with the Debt Restructuring, a Debt Exchange and Loan Document Termination Agreement (the “Debt Exchange Agreement”) was entered among Mr. McMurrey, TLL Partners, PCI, PCCI, Stratford Capital Partners, L.P., a Delaware limited partnership (“Stratford”), and Retail & Restaurant Growth Capital, L.P., a Delaware limited partnership (“RRGC”), pursuant to which TLL Partners conveyed to Stratford 2,610,000 and to RRGC 1,740,000 shares of the Common Stock of the Issuer (such 4,350,000 shares of the Issuer’s Common Stock being referred to collectively as the “Debt Exchange Agreement Shares”) and all the Series A Preferred Units (the “Series A Preferred Units”) representing preferred membership interests in TLL Partners in exchange for the termination of the approximately $9.8 million of subordinated debt owed by PCI to Stratford and RRGC and the related collateral security documents.

Registration Rights Agreement for Stratford and RRGC. In connection with the Debt Exchange Agreement, the Issuer, Stratford, and RRGC (Stratford and RRGC collectively, the “Holders”) entered into a Registration Rights Agreement on August 24, 2006  (as amended by the First Amendment to Registration Rights Agreement dated as of May 16, 2008, the “Registration Rights Agreement”) with respect to the 4,350,000 Debt Exchange Agreement Shares. The Holders were granted piggy-back registration rights to participate in any underwritten offering and registration of the Issuer’s equity securities under the Securities Act of 1933, as amended (the “Securities Act”), including a shelf registration statement pursuant to Rule 415 under the Securities Act, through August 10, 2012. The Registration Rights Agreement excluded a number of different types of registration statements from the piggy-back registration rights provided by the Registration Rights Agreement, including, but not limited to, any registration statement (i) on Form S-8 or any similar successor form, (ii) filed in connection with the acquisition of or combination with another entity, or (iii) relating to securities offered for the account of the Issuer that is filed prior to August 10, 2008; provided, that at least 50% of the securities registered were offered for the account of the Issuer.

Series A Preferred Unit Designation. Under the terms and provisions of the Series A Preferred Unit Designation, the Series A Preferred Units were granted certain voting rights in TLL Partners. While any Series A Preferred Units were outstanding, the approval of the holders of at least a majority of the Series A Preferred Units then outstanding, voting or consenting, as the case may be, as a separate class, was required for TLL Partners to:

•
amend, waive, modify or otherwise change or supplement the Certificate of Formation, the Limited Liability Company Agreement or the Series A Preferred Unit Designation, the TLLP Loan Agreement or any other TLLP Loan Document, provided that so long as the aggregate fees charged for any and all amendments, waivers, modifications or other changes or supplements to the TLLP Loan Agreement loan documents did not exceed $200,000 paid to Fortress and any other lenders under the TLLP Loan Agreement, TLL Partners could, without the approval of the holders of at least a majority of the Series A Preferred Units then outstanding, (a) extend the date on which payments are required on the obligations under the TLLP Loan Agreement, (b) reduce the interest rate applicable to the obligations under the TLLP Loan Agreement, (c) waive compliance with the terms of the loan documents or any default arising from non-compliance, or (d) relax or make less restrictive any covenant in the loan documents;

•	authorize or issue, or obligate itself to issue, any other equity security, including options, warrants, and any other equity or debt security convertible into or exercisable for any equity security;

•	pay or set aside funds for the purpose of any distribution to its equity holders other than for the payment of taxes or the redemption of Series A Preferred Units;

•	purchase, redeem or exchange any equity securities (other than the redemption of the Series A Units) or set aside funds for any such purposes;

•
sell, assign, pledge, encumber or otherwise transfer (a) any of its shares of the Common Stock of Issuer, other than to holders of Series A Preferred Units or (b) any other assets, other than in the ordinary course of business; provided that the holders of record of Series A Preferred Units were not entitled to vote on any such sale, assignment, pledge, encumbrance or transfer pursuant to clause (a) or (b) if all of the proceeds of any such sale, assignment, pledge, encumbrance or transfer pursuant to clause (a) or (b) (net of taxes and fees and up to $50,000 with respect to sales of the Common Stock) were applied, until such time as all obligations under the TLLP Loan Agreement had been indefeasibly paid in full in cash, first to the payment, in whole or in part, of the obligations under the TLLP Loan Agreement and second, after the obligations under the TLLP Loan Agreement had been indefeasibly paid in full in cash, to redeem Series A Preferred Units on a pro rata basis among the holders thereof;

•
incur any indebtedness, other than obligations under the TLLP Loan Agreement (and any refinancing of the obligations under the TLLP Loan Agreement on substantially the same terms as the obligations under the TLLP Loan Agreement), unless the proceeds thereof (net of taxes and fees) were applied, first to the payment, in whole or in part, of the obligations under the TLLP Loan Agreement (until such time as all obligations under the TLLP Loan Agreement have been indefeasibly paid in full in cash), and, second (after the obligations under the TLLP Loan Agreement had been indefeasibly paid in full in cash) to redeem Series A Preferred Units on a pro rata basis among the holders thereof; or

•	make any loans or advances to any of its members, affiliates, officers, managers, employees or consultants of TLL Partners.

In addition, Stratford and RRGC, as Series A Preferred Unit holders, voting together as a single class by a plurality of the votes cast, were entitled to elect, at any annual or special meeting of the members of TLL Partners, or at a special meeting of the holders of Series A Preferred Units, or by written consent or consents, without a meeting, without prior notice, and without a vote, signed by the holders of a majority of the Series A Preferred Units then outstanding, one manager to serve on the TLL Partners Board of Managers, if, at the time of such vote or consent, TLL Partners was permitted to have more than one manager. The First Amended and Restated Limited Liability Company Agreement of TLL Partners, L.L.C., effective as of August 11, 2006 (as amended by the First Amendment to First Amended and Restated Limited Liability Company Agreement of TLL Partners, L.L.C. dated as of May 16, 2008) presently provides that the Board of Managers will consist of one manager.

TLL Partners had the right to redeem the Series A Preferred Units at any time for cash equal to the liquidation preference of the Series A Preferred Units plus accrued dividends, subject to the indefeasible prior payment in full in cash of all obligations of TLL Partners under the TLLP Loan Agreement. If the Series A Preferred Units were not redeemed by TLL Partners by August 11, 2008, subject to TLL Partners’ having a sufficient number of shares of the Issuer’s Common Stock, and provided that all obligations of TLL Partners under the TLLP Loan Agreement had previously been indefeasibly paid in full in cash, Stratford and RRGC could have required TLL Partners to redeem the Series A Preferred Units for shares of the Issuer’s Common Stock, if any, held by TLL Partners at the time of exercise of such redemption such that Stratford and RRGC would receive a number of shares of the Issuer’s Common Stock equal to the liquidation preference of their Series A Preferred Units divided by the market price of the Issuer’s Common Stock at such time. As described under the caption “The August 2011 Transactions—Transactions with Stratford and RRGC” below, the Series A Preferred Units were exchanged and cancelled on August 18, 2011.

Extensions of the TLLP Loan Agreement Maturity Date and Related Transactions

When the obligations outstanding under the TLLP Loan Agreement originally matured on August 11, 2007, TLL Partners did not have sufficient cash or other means to repay this debt and was successful in negotiating an initial extension of the maturity date through October 11, 2007. Subsequent extensions were granted by Fortress to TLL Partners extending the maturity date through January 31, 2011.

In February 2011, TLL Partners negotiated a settlement of its obligations under the TLLP Loan Agreement that required a series of payments beginning February 2011 and continuing through August 19, 2011, the amended maturity date. TLL Partners began selling shares of its holdings of the Issuer’s Common Stock in February 2011 to raise the funds to make these payments on its obligations under the TLLP Loan Agreement.

Beginning in February 2011 and continuing through June 2011, TLL Partners completed 16 privately negotiated transactions and sold a total of 8,499,001 shares of the Issuer’s Common Stock, which was equal to approximately 17.4% of the Company’s 48,739,002 shares of outstanding Common Stock as of July 31, 2011. Following these sales, TLL Partners continued to own 30,650,999 shares of the Issuer’s Common Stock, or approximately 62.9% of the Company’s 48,739,002 shares of outstanding Common Stock as of July 31, 2011.

On June 7, 2011, the Issuer entered into a registration rights agreement with TLL Partners to register 12,000,000 shares of the Common Stock owned by TLL Partners. A registration statement on Form S-1 (the “The Selling Shareholders Resale Registration Statement”) was filed by the Issuer on June 17, 2011, with the Securities and Exchange Commission to register an aggregate of 20,499,001 shares of Common Stock for resale by various shareholders of the Issuer, including 12,000,000 shares of the Issuer’s Common Stock then owned by TLL Partners. The Selling Shareholders Resale Registration Statement was declared effective by the Securities and Exchange Commission on July 11, 2011.

The August 2011 Transactions

Transactions with Stratford and RRGC

On August 11, 2011, TLL Partners, Stratford, and RRGC entered into a binding Heads of Terms (the “Binding Agreement”) and certain related agreements, whereby, subject to certain conditions, Stratford would exchange its Series A Preferred Units and make a cash payment of $2.25 million to TLL Partners in exchange for 15 million shares of the Issuer’s Common Stock held by TLL Partners, and RRGC would exchange its Series A Preferred Units and make a cash payment of $1.5 million to TLL Partners in exchange for 10 million shares of the Issuer’s Common Stock held by TLL Partners (the “Exchange,” and the aggregate 25 million shares of the Issuer’s Common Stock transferred to Stratford and RRGC in the Exchange, the “Exchanged Shares”). The Exchange cancelled the Series A Preferred Units and extinguished the rights of Stratford and RRGC to redeem their Series A Preferred Units for the Issuer’s Common Stock held by TLL Partners. Based on the approximately $21,950,000 consideration exchanged by the holders of the Series A Preferred Units, TLL Partners realized approximately $0.88 per share in value for the shares of the Issuer’s Common Stock transferred in the Exchange.

The closing of the Exchange occurred on August 18, 2011.

As contemplated by the Binding Agreement, upon the closing of the Exchange, the parties entered into various agreements relating to the Issuer’s Common Stock to be held by RRGC and Stratford, including (1) a Put and Call Option and Transfer Restriction Agreement between TLL Partners, Stratford and RRGC whereby Stratford and RRGC granted TLL Partners a call option (right to buy) to purchase the Exchanged Shares then held by Stratford and RRGC from Stratford and RRGC for a 15-month period (the “TLLP Call Option Period”) for a call exercise price of $1.00 per share (subject to adjustment upon certain dilution events) (the “TLLP Call Option”), TLL Partners granted Stratford and RRGC a put option (obligation to buy) to sell the Exchanged Shares to TLL Partners for a 30-day period following the expiration of the TLLP Call Option Period (the “Stratford/RRGC Put Option Period”) for a put exercise price of $1.00 per share (subject to adjustment upon certain dilution events) (the “Stratford/RRGC Put Option”), and Stratford and RRGC agreed that, for a period beginning on the Exchange date and ending at 6:00 p.m. on March 16, 2012, they would not distribute their Exchanged Shares and, so long as the Issuer has performed and is performing its obligations under the Teletouch/Stratford/RRGC Registration Rights Agreement (as defined below), they would not sell or otherwise dispose of their Exchanged Shares, (2) a Pledge and Security Agreement (the “Pledge and Security Agreement”) among TLL Partners, Stratford, and RRGC whereby TLL Partners pledged all but 1,000,000 of its remaining 3,650,999 shares of the Issuer’s Common Stock (the “Pledged Shares”) and all its other assets to RRGC and Stratford as security for the Stratford/RRGC Put Option, (3) a Voting Agreement (the “Stratford/RRGC/TLLP Voting Agreement”) among TLL Partners, Stratford, and RRGC whereby Stratford and RRGC agreed to vote their Exchanged Shares in proportion to the votes of the other shareholders of the Issuer during the TLLP Call Option Period, (4) mutual releases of claims between various parties to the Exchange, (5) a Registration Rights Agreement (the “Teletouch/Stratford/RRGC Registration Rights Agreement” between the Issuer, Stratford and RRGC providing for the registration under the Securities Act of the Debt Exchange Agreement Shares, the Exchanged Shares, and the Pledged Shares held by Stratford and RRGC, and (6) certain other ancillary documents.

The obligation of TLL Partners to pay the put exercise price for the Exchanged Shares upon exercise of the Stratford/RRGC Put Option is recourse only to TLL Partners and its assets, and is not recourse to any other person or entity, including, without limitation, an affiliate of TLL Partners, absent fraud or willful misconduct. TLL Partner’s obligation to pay the put exercise price for the Exchanged Shares upon exercise of the Stratford/RRGC Put Option is secured by a perfected pledge of the Pledged Shares and all the other assets of TLL Partners, whether now owned or hereafter acquired.

With respect to the Stratford/RRGC/TLLP Voting Agreement, each of Stratford and RRGC agreed to vote their Exchanged Shares on any matter submitted to a vote of shareholders of the Issuer in the same proportion which other shares of the Issuer are voted for such matter (for example, if 60% of the shares of other shareholders are voted in favor of a matter and 40% are voted against such matter, Stratford and RRGC would vote 60% of their shares in favor of such matter and 40% against such matter). Neither RRGC nor Stratford is obligated, however, to vote in a manner that it reasonably determines may expose it or its respective officers or directors to liability.

Pay Off of All Obligations Under the TLLP Loan Agreement

As part of the transactions contemplated by the Binding Agreement, an Escrow Agreement (the “Escrow Agreement”), dated as of August 11, 2011, was entered by and among the agent, BOKF, N.A. dba Bank of Texas, as the escrow agent, RRGC, Stratford, and TLL Partners.

TLL Partners advised the agent that it intended to satisfy the Obligations under the TLLP Loan Agreement and the other TLLP Loan Documents pursuant to the Alternative Repayment Option defined and set forth in Article X of the TLLP Loan Agreement. TLL Partners informed the agent that such payment would be effected by (i) the release of $3,303,000 to the agent in accordance with the Escrow Agreement as the final component of the Final Cash Repayment (as defined in the TLLP Loan Agreement) (the “Payoff Amount Release”), which included the payment of $13,000 to counsel for the agent in connection with legal services incurred in connection with the TLLP Loan Agreement and related transactions, and (ii) transfer to the lenders of 2,000,000 shares of the Issuer’s Common Stock currently held in the name of TLL Partners (the “Transferred Shares”) as the Share Repayment (the “Share Transfer”). The Transferred Shares were transferred to each of the lenders in the following amounts: 1,500,000 shares to Drawbridge Special Opportunities LP and 500,000 shares to Drawbridge Special Opportunities Ltd. The occurrence of each of the Payoff Amount Release, the Share Transfer and the receipt by the agent of a fully executed counterpart of a payoff letter agreement signed by TLL Partners are collectively referred to as the “Payoff Events” and date on which all of the Payoff Events occurred is referred to as the “Payoff Date”. The Payoff Events occurred on August 18, 2011, and that date was the Payoff Date for all Obligations under the TLLP Loan Agreement and related TLLP Loan Documents.

As a result of the foregoing, TLL Partners paid all its outstanding indebtedness in full and currently has no liability for any borrowed money.

See Item 5 below for the beneficial ownership of the Reporting Persons following the August 2011 transactions.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following:

The Reporting Persons beneficially own their respective shares of the Issuer’s Common Stock for purpose of investment and for the purpose of exercising control of the Issuer. The Reporting Persons intend to assess the market for the Issuer’s Common Stock on a continuing basis, as well as the Issuer's financial position and results of operations. The Reporting Persons, from time to time or at any time, reserve the right to purchase, sell, transfer, pledge, assign or hypothecate or otherwise dispose of some or all of the Issuer’s Common Stock, including selling pursuant to The Selling Shareholders Resale Registration Statement up to 1,000,000 shares of the Issuer’s Common Stock owned by TLL Partners and not pledged to Stratford and RRGC under the Pledge and Security Agreement. In addition, Mr. McMurrey may determine, from time to time or at any time, to sell or otherwise dispose of some or all of his interest in TLL Partners or Rainbow Resources. In making any such determinations, the Reporting Persons will consider the financial condition and results of operations of the Issuer, the Reporting Persons' goals and objectives, other business opportunities available to the Reporting Persons, as well as general economic and stock market conditions. The foregoing actions may be taken by one or more of the Reporting Persons and, while currently there are no plans to do so, possibly in combination with others.

Except as set forth in the preceding paragraph and in Items 3 and 6 of this Schedule 13D, the Reporting Persons have no present plan or proposal with respect to any action that would relate to or result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right in the future to formulate specific plans or proposals with respect to, or to change its intentions regarding, any or all of the foregoing.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

The following table sets forth the aggregate number of shares of the Issuer’s Common Stock beneficially owned be each of the Reporting Persons and the percentage of the outstanding Common Stock of the Issuer beneficially owned by each of the Reporting Persons. For each of the Reporting Persons, the table also indicates the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Robert M. McMurrey	TLL Partners, L.L.C.	Progressive Concepts Communications, Inc.	Rainbow Resources, Inc.
Aggregate Amount Beneficially Owned	31,769,493(1)	28,650,999	28,650,999	1,200,000
Percent of Class	62.8%	58.8%	58.8%	2.5%
Sole Voting Power	1,918,494(2)	—	—	—
Shared Voting Power	4,850,999	28,650,999(4)	3,650,999	1,200,000
Sole Dispositive Power	1,918,494(2)	—	—	—
Shared Dispositive Power	29,850,999(3)	28,650,999(3)	28,650,999(3)	1,200,000

(1) As disclosed in Item 1 of this Schedule 13D, Mr. McMurrey is the sole manager of TLL Partners, and is the sole executive officer of, the sole director of, and the sole person controlling PCCI, the sole member of TLL Partners, and Rainbow Resources. Mr. McMurrey therefore may be deemed to have the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of, all the shares of the Issuer’s Common Stock beneficially owned by each of TLL Partners, PCCI, and Rainbow Resources, and shares those powers with each of those Reporting Persons as to their respective shares of the Issuer’s Common Stock other than the 25,000,000 Exchanged Shares that are subject to the Stratford/RRGC/TLLP Voting Agreement. TLL Partners may be deemed to have shared voting power with Stratford and RRGC with respect to those 25,000,000 Exchanged Shares.

(2) Mr. McMurrey also directly beneficially owns 44,442 shares of the Issuer’s Common Stock, and has employee stock options that are immediately exercisable to acquire an additional 1,878,052 shares of the Issuer’s Common Stock.

(3) As described in Item 3 under the caption “The August 2011 Transactions—Transactions with Stratford and RRGC,” TLL Partners has the right to acquire up to an aggregate of 25,000,000 shares of the Issuer’s Common Stock from Stratford and RRGC during the TLLP Call Option Period pursuant to the TLLP Call Option. Mr. McMurrey is the sole manager of TLL Partners, and is the sole executive officer of, the sole director of, and the sole person controlling PCCI, the sole member of TLL Partners. Therefore, Mr. McMurrey may be deemed to share dispositive power with respect to the Issuer’s Common Stock subject to the TLLP Call Option because Mr. McMurrey, as sole manager of TLL Partners, has the sole power to make the decision as to if and when TLL Partners exercises the TLLP Call Option.

(4) As described in Item 3 under the caption “The August 2011 Transactions—Transactions with Stratford and RRGC,” the 25,000,000 Exchanged Shares are subject to the Stratford/RRGC/TLLP Voting Agreement during the TLLP Call Option Period. Therefore, TLL Partners may be deemed to be the beneficial owner of the 25,000,000 Exchanged Shares because it may be deemed to have shared voting power with Stratford and RRGC with respect to those 25,000,000 Exchanged Shares.

The following table describes all transactions in the Issuer’s Common Stock effected by TLL Partners since February 17, 2011, all of which were sales. These transactions include the 16 privately negotiated transactions and the Exchange described in Item 3 of this Schedule 13D as amended by this Third Amendment.

Date	Number of Shares Sold	Price Per Share
02/17/2011	66,667	$0.30
02/17/2011	66,667	$0.30
02/17/2011	133,333	$0.30
02/17/2011	500,000	$0.30
02/17/2011	66,667	$0.30
02/18/2011	333,333	$0.30
03/22/2011	666,667	$0.30
03/26/2011	50,000	$0.30
03/27/2011	66,667	$0.30
03/28/2011	666,667	$0.30
04/07/2011	350,000	$0.30
04/08/2011	83,333	$0.30
05/04/2011	100,000	$0.30
05/12/2011	5,000,000	$0.20
05/18/2011	99,000	$0.30
06/13/2011	250,000	$0.30
08/18/2011	2,000,000	(1)
08/18/2011	25,000,000	(2)
TOTAL	35,499,001

(1) These are the Share Repayment shares described in Item 3 under the caption “The August 2011 Transactions—Pay Off of All Obligations Under the TLLP Loan Agreement” that were transferred to the lenders pursuant to the TLLP Loan Agreement.

(2) The Exchange cancelled the Series A Preferred Units and extinguished the rights of Stratford and RRGC to redeem their Series A Preferred Units for the Issuer’s Common Stock held by TLL Partners. Based on the approximately $21,950,000 consideration exchanged by the holders of the Series A Preferred Units, TLL Partners realized approximately $0.88 per share in value for the shares of the Issuer’s Common Stock transferred in the Exchange.

On June 1, 2011, Mr. McMurrey was awarded a stock option by the Issuer to acquire 319,000 shares of the Common Stock pursuant Rule 16b-3(d). The option was immediately exercisable at an exercise price of $0.48 per share. The term of the option is ten years.

As described in Item 3 under the caption “The August 2011 Transactions—Transactions with Stratford and RRGC,” Stratford and RRGC granted TLL Partners the TLLP Call Option to purchase 25,000,000 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share (subject to normal antidilution adjustments). The TLLP Call Option is exercisable at any time or from time to time during the TLLP Call Option Period. Beginning on March 17, 2012, Stratford and RRGC are free to distribute, sell, or otherwise dispose of the shares of the Issuer’s Common Stock subject to the TLLP Call Option. If they do so, the number of shares of the Issuer’s Common Stock subject to the TLLP Call Option will be reduced on a share-for-share basis.

As described in Item 3 under the caption “The August 2011 Transactions—Transactions with Stratford and RRGC,” TLL Partners, Stratford, and RRGC entered into the Stratford/RRGC/TLLP Voting Agreement whereby Stratford and RRGC agreed to vote their Exchanged Shares in proportion to the votes of the other shareholders of the Issuer during the TLLP Call Option Period. Neither RRGC nor Stratford is obligated, however, to vote in a manner that it reasonably determines may expose it or its respective officers or directors to liability.

Item 6.	Contracts, Arrangements, Understandings or Relationships

With Respect to Securities of the Issuer.

Item 3 of the Schedule 13D is amended by adding the following:

The information set forth in Item 3 of this Third Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following Exhibits:

3.A	Joint Filing Agreement as required by Rule 13d-1(k).

3.B
Registration Rights Agreement dated June 7, 2011, between Teletouch Communications, Inc. and TLL Partners, L.L.C. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011 [File No. 001-13436], and incorporated herein by reference).

3.C
Heads of Terms (the “Heads of Terms”), dated August 11, 2011, by and among Retail & Restaurant Growth Capital, L.P., Stratford Capital Partners, L.P., and TLL Partners, L.L.C. (filed as Exhibit C to the Schedule 13D/A (Amendment No. 3) filed with the SEC on August 15, 2011, by Stratford Capital Partners, L.P. [CIK: 0001134917], and incorporated herein by reference).

3.D	Amendment to Heads of Terms, dated August 16, 2011.

3.E	Second Amendment to Heads of Terms, dated August 17, 2011.

3.F	Supplemental Agreement dated as of August 11, 2011, by and between TLL Partners, L.L.C., Stratford Capital Partners, L.P., and Restaurant & Retail Growth Capital, L.P.

3.G
Put and Call and Transfer Restriction Agreement made and entered into as of August 18, 2011, by and among Retail & Restaurant Growth Capital, L.P., Stratford Capital Partners, L.P., and TLL Partners, L.L.C. (filed as Exhibit E to the Schedule 13D/A (Amendment No. 4) filed with the SEC on August 24, 2011, by Stratford Capital Partners, L.P. [CIK: 0001134917] (the “Stratford Schedule 13D Amendment No. 4”), and incorporated herein by reference). This Exhibit as originally filed contained a typographical error in Section 6. The date “March 16, 2001” in Section 6 has been modified to reflect the correct date of “March 16, 2012.”

3.H
Pledge and Security Agreement entered into as of August 18, 2011, by and among TLL Partners, L.L.C., Retail & Restaurant Growth Capital, L.P., and Stratford Capital Partners, L.P. (filed as Exhibit G to the Stratford Schedule 13D Amendment No. 4), and incorporated herein by reference).

3.I
Voting Agreement made and entered into as of August 18, 2011, by and among Retail & Restaurant Growth Capital, L.P., Stratford Capital Partners, L.P., and TLL Partners, L.L.C. (filed as Exhibit F to the Stratford Schedule 13D Amendment No. 4), and incorporated herein by reference).

3.J
Mutual Release, dated August 18, 2011, by and among Retail & Restaurant Growth Capital, L.P. and Stratford Capital Partners, L.P., on the one hand, and Robert M. McMurrey, on the other hand (filed as Exhibit I to the Stratford Schedule 13D Amendment No. 4), and incorporated herein by reference).

3.K
Mutual Release, dated August 18, 2011, by and among Retail & Restaurant Growth Capital, L.P. and Stratford Capital Partners, L.P., on the one hand, and TLL Partners, L.L.C.  and Teletouch Communications, Inc., on the other hand (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 18, 2011 [File No. 001-13436] (the “Issuer’s August Form 8-K”), and incorporated herein by reference).

3.L
Mutual Release, dated August 17, 2011, provided by TLL Partners, L.L.C. and Robert M. McMurrey to Teletouch Communications, Inc. (filed as Exhibit 10.2 to the Issuer’s August Form 8-K, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2011

ROBERT M. MCMURREY

/s/ Robert M. McMurrey
Robert M. McMurrey

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2011
TLL PARTNERS, L.L.C.

By:/s/ Robert M. McMurrey
Robert M. McMurrey,
Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2011
PROGRESSIVE CONCEPTS COMMUNICATIONS, INC.

By:/s/ Robert M. McMurrey
Robert M. McMurrey,
Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2011
RAINBOW RESOURCES, INC.

By:/s/ Robert M. McMurrey
Robert M. McMurrey,
President